
Good Glasses

INVEST IN **UNSMUDGEABLE**

Revolutionizing Eyewear: Never Wipe Your Glasses Again

unsmudgeable.com Boston, MA

Ecommerce Consumer Goods Fashion

Highlights

1. LOI signed with Bühler Leybold Optics, global leader in eyewear manufacturing ✉
2. In conversations with Shamir Optical, BASF, Henkel, Randolph Eyewear, and ISS National Lab
3. Raised $27.7K in non-dilutive funding and $75K in pre-seed round
4. Outperforms current anti-fingerprint tech, boosting visibility by 140%
5. Non-provisional patent filed, proprietary tech built in house + no university affiliation
6. PFAS-free formulation (ahead of proposed 2030 EU ban)

Featured Investors



tim draper

Notable Investor

Follow

Invested $5,000

Tim Draper is a prominent Silicon Valley venture capitalist and founder of Draper Associates, DFJ, and the Draper Venture Network, a global network of venture capital funds. The firms' investments include Baidu, Focus Media, Hotmail, KongZhong, Skype, etc

"The product worked well, and I tried it with Simone who wears glasses, and she liked it. Exciting."

Other investors include MassChallenge, Carnegie Mellon University, University of Georgia, WashU St. Louis, Babson College

Our Team



Swarna Shiv Founder/CEO

As Unsmudgeable's founder, I've conducted 500+ experiments and 100 user interviews, driven by 16 years of personal frustration with smudged glasses. Working with polymer experts, we've developed a solution to a problem no major eyewear brand has solved.



Simran Malhotra Thin Films Processing Engineer

Leading thin film process development at Unsmudgeable, I combine materials engineering with biochemistry expertise to perfect our coating application. I focus on optimizing manufacturing scalability and coating uniformity.



Catherine Byrne Polymer Chemist

As Unsmudgeable's Polymer Chemist, I leverage my polymer chemistry Ph.D. and research experience from MIT and U.S. Military projects to pioneer sustainable anti-smudge technology. My mission: transform the eyewear experience.



Nadir Huseynov Apprentice

Leading financial planning, forecasting and assisting with commercialization strategies. Currently pursuing a master's in quantitative finance at Carroll School of Management, Boston College

Unsmudgeable: A Lifetime of Clear Vision

Led by materials science experts and backed by industry veterans, Unsmudgeable is revolutionizing the $585B eyewear industry with a groundbreaking anti-smudge coating that makes fingerprints fade away. Our proprietary technology outperforms current solutions by 140% in visibility, offering a permanent, PFAS-free solution to a problem that affects billions of eyewear users worldwide (like our founder below ⊠).


Me, with my first
pair of glasses
at age 7
© Unsmudgeable 2024. All Rights Reserved.
4

The Problem That Can't Be Wiped Away

For decades, eyewear users have faced a persistent challenge that existing solutions haven't solved. Whether you're a surgeon in an operating room or a construction worker on a job site, smudged lenses aren't just an inconvenience – they're a significant barrier to safety and productivity.


The issue with
smudged glasses
Reducing Visual Acuity
Lack of Productivity
Lack of Safety
Inconvenience
No Effective Solutions
Consistent Eyestrain


© Unsmudgeable 2024. All Rights Reserved.
5

The impact caused by smudges staggering:

- Businesses lose millions in productivity annually due to vision impairment
- Healthcare workers waste critical time repeatedly cleaning their glasses
- Industrial workers face increased safety risks from compromised vision
- Traditional solutions only offer temporary fixes that require constant maintenance


The issue with
smudged glasses
20%
of productivity is lost
for all eyewear users
with smudged vision
*Society for Human Resource Management
© Unsmudgeable 2024. All Rights Reserved.
6

As one medical professional put it: "Either we continue to operate with smudged vision, or we have nurses come to wipe our lenses." - Sean Harbison, Chief of General Surgery at UPenn Presbyterian Medical Center.


Either we continue to operate with smudged vision or we have nurses come to wipe our lenses
Use Case
Sean Harbison
Chief of General Surgery at UPenn Presbyterian Medical Center
© Unsmudgeable 2024. All Rights Reserved.
7

Our Revolutionary Solution

Unsmudgeable has developed a breakthrough coating technology that fundamentally changes how eyewear interacts with fingerprints and oils. Unlike conventional anti-smudge technologies that merely cluster fingerprints, our coating causes them to fade away, ensuring consistently clear vision.

Our solution is the difference between seeing and seeing clearly

- One time Application
- Waterproof
- PFAS Free



Unsmudgeable Anti-Smudge Coating
Anti-Reflective Coating
UV Treatment
Primer Layer
Eyewear Lens

*European Government is proposing a ban on PFAS chemicals in the EU by 2030

© Unsmudgeable 2024. All Rights Reserved.

Unsmudgeable outperforms current coatings by 140% in visibility



COMPETITION

Conventional anti-smudge tech clusters fingerprints, obscuring visibility for users



unsmudgeable

Unsmudgeable ensures clear vision by **fading your smudges**, eliminating the need for wiping

Actual fingerprint oils tested

© Unsmudgeable 2024. All Rights Reserved.

Our technology stack includes:

- Proprietary anti-smudge coating that outperforms competitors by 140%
- PFAS-free formulation (ahead of proposed 2030 EU ban)
- One-time permanent application
- Waterproof and durable design
- Seamless integration with existing manufacturing processes

Competition Analysis

	unsmudgeable	Traditional Anti-Smudge Coatings	Cleaning Sprays & Cloths
Fades Fingerprints	✓	✗	✗
PFAS Free	✓	✓	✗
Permanent Application	✓	✗	✗
Don't have to wipe your glasses clean	✓	✓	✗
1 Time Purchase	✓	✗	✗
Ensures constant smudge free vision	✓	✗	✗

© Unsmudgeable 2024. All Rights Reserved.


Our IP Advantage
Patent for composition system and method
Our technology is proprietary, built in house, and not affiliated with any university
Application Serial No. 63/489194
© Unsmudgeable 2024. All Rights Reserved.
11

The Numbers That Matter

Our B2B2C licensing strategy combines scalability with strong margins:

Financial Metrics-

- Unit Price: $75
- Unit Cost: $2
- Unit Margin: $73
- Industry Standard Royalty: 5-10%


Licensing is the Winning Strategy
Unsmudgeable licensed to eyewear manufacturers + ordered by customers through eyewear retailers
$2
Unit Cost
$73
Unit Margin
$75
Unit Price
5-10%
Industry Royalty
© Unsmudgeable 2024. All Rights Reserved.
13

Market Opportunity

We're targeting a massive market with clear entry points:

- Total Addressable Market: $789B (Eyewear users, display screens & windows)
- Serviceable Addressable Market: $585B (Global eyewear users)
- Serviceable Obtainable Market: $13B (U.S. eyewear users)


Eyewear with Endless Possibilities
$789 B
$585B
$13 B
TAM
Eyewear users, display screens & windows
SAM
All eyewear users worldwide
SOM
All eyewear users nationwide
Beachhead Segments
© Unsmudgeable 2024. All Rights Reserved.
11

Market Validation & Traction


In Conversations with
Safety & Prescription
shamir
stoggles
BÜHLER
Defense & Space
BAE SYSTEMS
RANDOLPH
Materials & Chemical
Henkel
BASF
Indicates in product testing stage
© Unsmudgeable 2024. All Rights Reserved.
15

The eyewear industry is ready for disruption, and we're already making waves. We're in active product testing with major manufacturers across multiple sectors:

Safety & Prescription

- In discussions with leading eyewear manufacturers
- Strong interest from healthcare providers

Defense & Space

- Engaging with military contractors
- Testing for specialized applications

Materials & Chemical

- Partnership discussions with major coating providers
- Integration testing with existing manufacturing processes

Growth Strategy & Roadmap

Our 24-month roadmap is designed for strategic growth and market expansion:


How we Scale
12 Months
Seed $1M
Commercialize
Make key technical & BD hires
Scale to industrial process
Secure our 3 LOIs
18 Months
Series A $3M
Establish Presence
Characteristic testing
Convert LOIs to POs
Patent approved
24 Months
Series B $10M
Scale Markets
National Eyewear Retail Integration
Expand to other surfaces
Expand to additional functionalities
Indicates inflection point
© Unsmudgeable 2024. All Rights Reserved.
16

Future projections are not guaranteed.

First 12 Months: We'll focus on commercialization and scaling, including making key technical and business development hires, scaling to industrial processes, and securing our first three Letters of Intent.

18-Month Milestone:

- Complete characteristic testing
- Patent approval
- Convert pilots into revenue generation

24-Month Vision: By month 24, we'll be positioned for national eyewear retail integration and expansion into additional functionalities and surfaces.

Financial Forecast

Expanding to all Surfaces


Revenue (inmillions)
25
20
15
10
5
0
$1
$0.65
$1.3
$4.2
$5.8
7
10
11.8
15.5
16.8
21.5
year 1 year 2 year 3 year 4 year 5 year 6 year 7 year 8 year 9 year 10 year 11
Establishing market presence
Licensing to small-mid size manufacturers
Licensing to mid-large size manufacturers
Exclusive licensing deal with EssilorLuxottica
Entering the window and screen market

Based on unit economics of a $75 price and $2 cost
Based on anti-reflecting coating performance of $4bn sales increase

© Unsmudgeable 2024. All Rights Reserved.

Future projections are not guaranteed.

Securing our Commercial Partnerships

Raising $1M SAFE, 20% Discount
$68K committed

- Hire key technical & BD teams
- Deliver on current signed pilots with customers
- Convert our 3 pilots into revenue generating contracts
- Scale markets


19.8%
14.9%
5.9%
9.9%
9.9%
39.6%
Testing
Legal
Sample Batch Production
Lab Rent
Expanding Core Team
Equipment

© Unsmudgeable 2024. All Rights Reserved.

Why Join the Unsmudgeable Family?

The timing couldn't be better for Unsmudgeable. We offer a unique combination of market opportunity and technological advancement:

Market Drivers:

- Growing awareness of productivity costs related to vision impairment
- Regulatory pressure against PFAS chemicals
- Rising demand in medical, military, and industrial sectors
- Optical Markets have an estimated compound annual growth rate of 9.5% (Fortune Business Insights, 2023)

Our Advantages:

- Patent-pending technology with clear IP protection
- 140% performance improvement over existing solutions
- PFAS-free formulation ahead of regulatory changes
- Experienced team with deep industry connections
- Multiple validated market opportunities

Unsmudgeable offers a SAFE investment with a $4.5M valuation cap and a 20% early-bird discount. Early investors gain priority access to upcoming partnership announcements and market expansion updates.

Don't miss out on the opportunity to invest in Unsmudgeable's game-changing technology. Secure your stake today! With Unsmudgeable, seeing clearly isn't just a moment – it's a lifetime.